Exhibit 14.1

As approved by the Board of Directors

on April 27, 2004

ACTIVISION INC.

CODE OF ETHICS FOR SENIOR EXECUTIVE AND
SENIOR FINANCIAL OFFICERS

Activision, Inc. is committed to conducting our business in accordance with applicable laws, rules, and regulations and the highest standards of business conduct.  Concomitantly, the Company is also committed to full and accurate financial disclosure in compliance with applicable law.  This Code of Ethics, which is applicable to the Company’s Chairman, Co-Chairman, Chief Executive Officer,  Principal Executive Officer, Chief Financial Officer, and Controller, and persons performing similar functions (collectively, the “Senior Officers”), sets forth specific policies to guide you in the performance of your duties.

As a Senior Officer, you must comply with applicable law and engage in and promote honest and ethical conduct and abide by the Company’s Code of Business Conduct and Ethics and other Company policies and procedures that govern the conduct of our business.  Your leadership responsibilities include creating a culture of ethical business conduct and commitment to compliance with the law, maintaining a work environment that encourages employees to raise concerns regarding ethical violations, and promptly addressing employee compliance concerns.

Compliance with Laws, Rules, and Regulations

You are required to familiarize yourself with and to comply with the laws, rules, and regulations that apply in the area of your responsibilities and which govern the conduct of our business.  You are also required to report any suspected violations in accordance with the section below entitled “Compliance with Code of Ethics.”

Conflicts of Interest

Your obligation to conduct the Company’s business in an honest and ethical manner includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.  No Senior Officer shall make any investment, accept any position or benefits, participate in any transaction or business arrangement, or otherwise act in a manner that creates or appears to create a conflict of interest unless the Senior Officer makes full disclosure of all facts and circumstances to, and obtains the prior written approval of, the Audit Committee of the Company’s Board of Directors.

Disclosures

It is Company policy to make full, fair, accurate, timely, and understandable disclosure in compliance with all applicable laws and regulations in all reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in all other public communications made by the Company.  As a Senior Officer, you are required to promote compliance with this policy and to abide by Company standards, policies, and procedures designed to promote compliance with this policy.

Compliance with Code of Ethics

If you know of or suspect a violation of applicable laws, rules, or regulations of this Code of Ethics, you must immediately report that information to the Company’s General Counsel or any member of the Audit Committee of the Company’s Board.  No one will be subject to retaliation because of a good faith report of a suspected violation.

Violations of this Code of Ethics may result in disciplinary action, up to and including termination or referral to governmental authorities for criminal prosecution.  The Audit Committee of the Board shall determine, or shall designate appropriate persons to determine, appropriate action in response to violations of this Code.

Waivers of Code of Ethics

If you would like to seek a waiver of this Code of Ethics you must make full disclosure of your particular circumstances to the Audit Committee of the Company’s Board.  Amendments to and waivers of this Code of Ethics will be disclosed as required by applicable law and regulations.

Code of Business Conduct and Ethics

This Code supplements the Company’s Code of Business Conduct and Ethics as it may be amended from time to time and is intended to meet the requirements of Section 406 of the Sarbanes Oxley Act of 2002.

No Rights Created

This Code of Ethics is a statement of certain fundamental principles, policies, and procedures that govern the Company’s Senior Officers in the conduct of the Company’s business. It is not intended and does not create any rights in any employee, customer, user, supplier, competitor, stockholder, or any other person or entity.